Vestas

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

05010452

SUPPL

Randers, 10 August 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find enclosed information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 26/2005 of 10 August 2005
  - "Date for publication and presentation of half-year report 2005".

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication, IR & Secretariat (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Inge Lundgård Christensen
Legal Advisor

AUG 18 2005

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 · EUR 5005 677997

Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 10 August 2005
Stock exchange announcement No. 26/2005

Date for publication and presentation of half-year report 2005

The Vestas Group's accounts for the period 1 January – 30 June 2005 is expected to be approved by the Board of Directors of Vestas Wind Systems A/S on Thursday, 25 August 2005. The financial report for the first half-year of 2005 will be sent to the Copenhagen Stock Exchange upon the approval of the Board of Directors.

In connection with the publication of the half-year report, Vestas will host an information meeting for investors, analysts and the press at Danish Design Center, H. C. Andersens Boulevard 27, DK-Copenhagen V on Thursday, 25 August 2005 at 3 p.m. (CET). The information meeting will be held in English and transmitted on the Internet. The transmission can be followed directly via Vestas' website www.vestas.com and Copenhagen Stock Exchange A/S' website www.cse.dk with the possibility of simultaneous translation to Danish.

It will be possible to attend the information meeting via telephone conference. Interested parties from Denmark, who wish to ask questions during the meeting, may call tel. +45 7026 5040, interested parties from the rest of Europe may call tel. +44 207 769 6432, and interested parties from the US may call tel. +1 877 204 0753.

After the meeting, a replay will be available on Vestas' website www.vestas.com.

Furthermore, presentation meetings will be held for investors, analysts and the press in London and New York.

Date	Time	Place	Contact
25.08.2005	03:00 p.m.	Danish Design Center H. C. Andersens Boulevard 27 1553 Copenhagen V Denmark	Lene Dorby Vestas Wind Systems A/S tlf.: +45 9730 5101 e-mail: ldo@vestas.com
30.08.2005	08.30 a.m.	The Gaumont Suite – 21st Floor 20 Fenchurch Street London EC3P 3DB UK	Verity Tombleson Dresdner Kleinwort Wasserstein tel.: +44 20 7475 9722 e-mail: verity.tombleson@drkw.com
31.08.2005	08.30 a.m.	Aquavit Restaurant 65 East 55th Street New York, NY 10022 USA	Christine Mcdonald Enskilda Securities tel.: +1 212 692 4780 e-mail: christine.mcdonald@enskilda.com

Randers, 10 August 2005
Stock exchange announcement No. 26/2005

Considering the arrangements in Copenhagen, London and New York, please register with the contact persons mentioned above.

Any questions may be addressed to IR Manager Michael Nielsen, Vestas Wind Systems A/s, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO